PROSPECTUS SUPPLEMENT
(To prospectus dated February 22, 2000)

                                   [CFC LOGO]

                                  $400,000,000

                            National Rural Utilities
                        Cooperative Finance Corporation

                     Member Subordinated Capital Securities
--------------------------------------------------------------------------------

Each note will mature on a date up to one hundred years from its date of original issuance. Unless specified otherwise in the applicable pricing supplement to this prospectus supplement, interest on member subordinated capital securities will be paid on each April 1 and October 1 and at maturity. Member subordinated capital securities may contain optional redemption provisions or may obligate us to repay at the option of the holder. The pricing supplement will describe the additional terms of each member subordinated capital security. National Rural Utilities Cooperative Finance Corporation may offer from time to time up to $400,000,000 of its member subordinated capital securities.

                                                              PER NOTE      TOTAL
                                                              --------   ------------
Public offering price.......................................   100.0%    $400,000,000
Agents' discounts and commissions...........................     0.0%               0
Proceeds to National Rural Utilities                           100.0%    $400,000,000
  Cooperative Finance Corporation...........................

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus supplement or attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

May 2, 2000

                               TABLE OF CONTENTS

                      PROSPECTUS SUPPLEMENT
                      ---------------------
                                                              PAGE
                                                              ----
About This Prospectus Supplement; Pricing Supplements.......   S-2
Investment Considerations...................................   S-3
Description of the Member Subordinated Capital Securities...   S-3
U.S. Taxation...............................................   S-9
Plan of Distribution........................................   S-9
Legal Matters...............................................  S-10
PROSPECTUS
------------------------------------------------------------------
Where You Can Find More Information About National Rural
  Utilities Cooperative Finance Corporation.................     2
CFC.........................................................     3
Use of Proceeds.............................................     4
Summary Financial Information...............................     5
Capitalization..............................................     6
Description of Debt Securities..............................     7
Plan of Distribution........................................    15
Legal Opinions..............................................    16
Experts.....................................................    16

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement, the attached prospectus or any attached pricing supplement. We have authorized no one to provide you with different information. You should not assume that the information contained in this prospectus supplement, the attached prospectus or any attached pricing supplement is accurate as of any date other than the date on the front cover of the document. We are not making an offer of these securities in any state where the offer is not permitted.

             ABOUT THIS PROSPECTUS SUPPLEMENT; PRICING SUPPLEMENTS

     National Rural Utilities Cooperative Finance Corporation ("CFC") may use this prospectus supplement, together with the attached prospectus and an attached pricing supplement, to offer CFC's member subordinated capital securities, at various times. The total initial public offering price of notes that may be offered by use of this prospectus supplement is $400,000,000.

     This prospectus supplement sets forth terms of the member subordinated capital securities that CFC may offer. It supplements the description of the debt securities contained in the attached prospectus. If information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement will apply and will supersede that information in the prospectus.

     Each time CFC issues member subordinated capital securities it will attach a pricing supplement to this prospectus supplement. The pricing supplement will contain the specific description of the member subordinated capital securities being offered and the terms of the offering. The pricing supplement may also add, update or change information in this prospectus supplement or the attached prospectus. Any information in the pricing supplement, including any changes in the method of calculating interest on any member subordinated capital security, that is inconsistent with this prospectus supplement will apply and will supersede that information in this prospectus supplement.

     It is important for you to read and consider all information contained in this prospectus supplement and the attached prospectus and pricing supplement in making your investment decision. You should also read and consider the information in the documents CFC has referred you to in "Where You Can Find More Information About National Rural Utilities Cooperative Finance Corporation" on page 2 of the attached prospectus.

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers of member subordinated capital securities should carefully review the information contained elsewhere in this prospectus supplement and in the accompanying prospectus and should particularly consider the following matters:

MEMBER SUBORDINATED CAPITAL SECURITIES ARE SUBORDINATE TO OTHER CFC DEBT

     The obligations of CFC under the member subordinated capital securities are subordinate and junior in right of payment to senior indebtedness of CFC. As of February 29, 2000, outstanding senior indebtedness of CFC aggregated approximately $16.0 billion, including contingent guarantees of $1.7 billion and $0.4 billion of quarterly income capital securities issued to investors. There are no terms in the member subordinated capital securities that limit CFC's ability to incur additional indebtedness, including indebtedness that ranks senior to the member subordinated capital securities.

CFC HAS THE OPTION TO EXTEND THE INTEREST PAYMENT PERIOD

     CFC will have the right from time to time during the term of the member subordinated capital securities to extend the interest payment period to a period not exceeding 10 consecutive semi-annual interest payment periods. At the end of an extension period, CFC must pay all interest then accrued and unpaid together with interest at the same rate as specified for the member subordinated capital securities to the extent permitted by applicable law. During any extension period, CFC may not declare or pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its members' subordinated certificates, members' equity or patronage capital. Therefore, CFC believes that the extension of an interest payment period on the member subordinated capital securities is unlikely. Before the end of any extension period, CFC may further extend the period, but the extension period, together with all previous and further extensions, may not exceed 10 consecutive semi-annual interest payment periods or extend beyond the maturity of the member subordinated capital securities. Upon the termination of an extension period and the payment of all amounts then due, CFC may select a new extension period, subject to the above requirements.

     Should an extension period occur, a holder of the member subordinated capital securities will be required to accrue income as original issue discount for U.S. federal income tax purposes even though interest is not being paid on a current basis. See "U.S. Taxation."

     Should CFC declare or make any payment on or redeem, purchase, acquire or make a liquidation payment with respect to any of its members' subordinated certificates, members' equity or patronage capital during an extension period, this would constitute an immediate event of default under the terms of the member subordinated capital securities. However, because of the terms of the subordination provisions in CFC's members' subordinated certificates, CFC's failure to pay interest on, or principal of, those certificates during an extension period will not be a default under those securities.

MEMBER SUBORDINATED CAPITAL SECURITIES MAY BE SOLD OR TRANSFERRED ONLY TO OTHER MEMBERS

     The member subordinated capital securities will be sold only to CFC members and may be resold only to other CFC members. There is a risk that holders will not be able to resell the securities.

           DESCRIPTION OF THE MEMBER SUBORDINATED CAPITAL SECURITIES

     The following description of specific terms of the member subordinated capital securities should be read together with the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus under the caption "Description of Debt Securities." The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the indenture.

PRINCIPAL AMOUNT AND MATURITY

     The member subordinated capital securities will be issued as a series of debt securities under the indenture. The member subordinated capital securities will be limited in aggregate principal amount to $400 million. There is no limit on the amount of additional securities similar to the member subordinated capital securities that may be issued under the indenture.

     The member subordinated capital securities will mature up to 100 years from the date of issuance. In the event that the maturity date on the member subordinated capital securities is not a business day, then payment of the principal payable on such date will be made on the next succeeding day which is a business day without any interest or other payment in respect of any such delay. A "business day" is any day other than a day on which banking institutions in New York City are authorized or obligated by law to close.

INTEREST AND INTEREST RATES

     Each member subordinated capital security will bear interest from the date of issue or from the most recent interest payment date at the fixed rate or floating rate stated in the applicable pricing supplement. Interest will be payable on each interest payment date and at maturity or at redemption. Interest will be payable to the registered holder at the close of business on the regular record date. Unless specified otherwise in the applicable pricing supplement, the first payment of interest on any member subordinated capital security originally issued between a regular record date and an interest payment date will be made on the interest payment date following the next regular record date.

     CFC may change interest rates, or interest rate formulas, from time to time, but no change will affect any member subordinated capital security already issued. Unless otherwise indicated in the applicable supplement, the interest payment dates and the regular record dates for fixed rate member subordinated capital securities will be as described below under "Fixed Rate Member Subordinated Capital Securities". Unless otherwise specified in the applicable supplement, the interest payment dates for floating rate member subordinated capital securities will be as described below under "Floating Rate Member Subordinated Capital Securities."

FIXED RATE MEMBER SUBORDINATED CAPITAL SECURITIES

     Each fixed rate member subordinated capital security will bear interest from its date of issue at the annual rate stated in the applicable pricing supplement. The interest payment dates for the fixed rate member subordinated capital securities will be April 1 and October 1 of each year and the regular record dates will be March 15 and September 15 of each year. Interest on fixed rate member subordinated capital securities will be computed and paid on the basis of a 360-day year of twelve 30-day months. Interest payments on fixed rate member subordinated capital securities will equal the amount of interest accrued from and including the prior interest payment date or from and including the date of issue, but excluding the related interest payment date or maturity. If any interest payment date or the maturity of a fixed rate member subordinated capital security falls on a day that is not a business day, the related payment of principal, premium or interest will be made on the next business day as if made on the date the payment was due, and no interest will accrue on the amount payable for the period from and after that interest payment date or maturity.

FLOATING RATE MEMBER SUBORDINATED CAPITAL SECURITIES

     The interest rate on each floating rate member subordinated capital security will equal the interest rate calculated by reference to the specified interest rate formula in the applicable pricing supplement plus or minus any spread and/or multiplied by any spread multiplier. The "spread" is the number of basis points specified in the applicable pricing supplement as applying to the interest rate for the member subordinated capital security and the "spread multiplier" is the percentage specified in the applicable pricing supplement as applying to the interest rate for the member subordinated capital security. The interest payment dates for floating rate member subordinated capital securities will be April 1 and October 1 and the record dates will be March 15 and September 15 of each year. If any interest payment date or the maturity of a fixed rate member subordinated capital security falls on a day that is not a business day, the related payment of principal, premium or interest will be made on the next business day as if made on the date the payment was due, and no interest will accrue on the amount payable for the period from and after that interest payment date or maturity.

     The applicable pricing supplement relating to a floating rate member subordinated capital security will designate one or more interest rate bases for the floating rate member subordinated capital security. The basis or bases will be determined by reference to:

     - the commercial paper rate, in which case the member subordinated capital security will be a commercial paper rate member subordinated capital security,

     - LIBOR, in which case the member subordinated capital security will be a LIBOR member subordinated capital security, or

     - any other interest rate basis or formula as is set forth in the pricing supplement.

     The applicable pricing supplement for a floating rate member subordinated capital security also will specify the spread and/or spread multiplier applicable to each member subordinated capital security. In addition, the pricing supplement may define or specify for each member subordinated capital security the following terms, if applicable: calculation date, initial interest rate, interest payment dates, regular record dates, interest determination dates and interest reset dates with respect to the member subordinated capital security.

     The rate of interest on each floating rate member subordinated capital security will be reset according to the index maturity, as specified in the applicable pricing supplement. Unless otherwise specified in the applicable pricing supplement, the interest reset date will be the first business day of each month. However,

     - the interest rate in effect from the date of issue to the first interest reset date with respect to a floating rate member subordinated capital security will be the initial interest rate (as set forth in the applicable pricing supplement), and

     - unless otherwise specified in an applicable pricing supplement, the interest rate in effect for the ten calendar days immediately prior to maturity, if applicable, will be that in effect on the tenth calendar day preceding maturity.

     If any interest reset date for any floating rate member subordinated capital security would otherwise be a day that is not a business day for that floating rate member subordinated capital security, the interest reset date for that floating rate member subordinated capital security will be postponed to the next business day. "Business day" means

     - with respect to any member subordinated capital security, any day that is not a Saturday or Sunday and that, in the City of New York, is not a day on which banking institutions generally are authorized or obligated by or pursuant to law, regulation or executive order to close, and

     - with respect to LIBOR member subordinated capital securities only, any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

     The interest determination date pertaining to an interest reset date for a commercial paper rate member subordinated capital security will be the second business day before the interest reset date. The interest determination date pertaining to an interest reset date for a LIBOR member subordinated capital security will be the second London business day prior to that interest reset date.

     The interest rate on the floating rate member subordinated capital securities will in no event be higher than the maximum rate permitted by applicable law. Under present New York law, subject to certain exceptions, the maximum rate of interest for any loan in an amount less than $250,000 is 16% per annum, and for any loan in the amount of $250,000 or more but less than $2,500,000 is 25% per annum on a simple interest basis. The limit may not apply to floating rate member subordinated capital securities in which $2,500,000 or more has been invested.

     Upon the request of the holder of any floating rate member subordinated capital security, the calculation agent will provide the interest rate then in effect. If it has been determined, the calculation agent will also provide the interest rate which will become effective as a result of a determination made on the most recent interest determination date with respect to that floating rate member subordinated capital security. Unless otherwise provided in the applicable supplement, CFC will be the calculation agent with respect to the floating rate member subordinated capital securities. Unless otherwise specified in the applicable pricing supplement, the calculation date, if applicable, pertaining to any interest determination date will be the earlier of the tenth calendar day after such interest determination date, or, if such day is not a business day, the next succeeding business day or the business day preceding the applicable interest payment date or maturity, as the case may be.

     All percentages resulting from any calculation on floating rate member subordinated capital securities will be rounded to the nearest one hundred-thousandth of a percentage point, with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from this calculation will be rounded to the nearest cent (with one-half cent or unit being rounded upward).

  Commercial Paper Rate

     Unless otherwise indicated in the applicable pricing supplement, "commercial paper rate" means, for any commercial paper interest determination date, the money market yield of the rate on that date for commercial paper having the index maturity designated in the applicable pricing supplement as published by the Board of Governors of the Federal Reserve System in "Statistical Release H.15(519), Selected Interest Rates" or any successor publication selected by the calculation agent of the Board of Governors of the Federal Reserve System ("H.15(519)") under the caption "Commercial
Paper -- Nonfinancial". The following procedures will be followed if the commercial paper rate described above is not published by 9:00 a.m., New York City time, on the calculation date pertaining to that commercial paper interest determination date:

     - the commercial paper rate will be the money market yield of the rate on that commercial paper interest determination date for commercial paper having the index maturity designated in the applicable supplement as published in H.15 Daily Update available through the world wide web site of the Board of Governors of the Federal Reserve System at http://www.bog.frb.fedus/release/h15/update under the heading "Commercial Paper--Nonfinancial";

     - if that rate is not yet published by 3:00 p.m., New York City time, on the calculation date pertaining to the commercial paper interest determination date, then the commercial paper rate for the commercial paper interest determination date will be calculated by the calculation agent and will be the money market yield of the arithmetic mean of the offered rates as of 11:00 a.m., New York City time, on such commercial paper interest determination date of three leading dealers of commercial paper in New York City selected by the calculation agent for commercial paper having the index maturity designated in the applicable supplement placed for an industrial issuer whose bond rating is "AA", or the equivalent, from a nationally recognized rating agency;

     - if the dealers selected by the calculation agent are not quoting as mentioned above, the commercial paper rate will be the commercial paper rate in effect on that commercial paper interest determination date.

     "Money market yield" means a yield (expressed as a percentage rounded, if necessary, to the next higher one hundred thousandth of a percentage point) calculated in accordance with the following formula:

                          D X 360
 Money market yield =  --------------  X 100
                       360 - (D X M)

where "D" refers to the per annum rate for the commercial paper, quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the interest period for which interest is being calculated.

  LIBOR

     Unless otherwise indicated in the applicable pricing supplement, "LIBOR" will be determined by the calculation agent in accordance with the following provisions:

     - On each LIBOR interest determination date, LIBOR will be, as specified in the applicable pricing supplement, either:

        - the arithmetic mean of the offered rates for deposits in U.S. dollars having the index maturity designated in the applicable supplement, commencing on the second London business day immediately following such LIBOR interest determination date, that appear on the Reuters Screen LIBO page as of 11:00 a.m., London time, on such LIBOR interest determination date, if at least two such offered rates appear on the Reuters Screen LIBO page ("LIBOR Reuters"), or

        - the rate for deposits in U.S. dollars having the index maturity designated in the applicable supplement, commencing on the second London Business Day immediately following such LIBOR interest determination date, that appears on Telerate page 3750 as of 11:00 a.m., London time, on such LIBOR interest determination date ("LIBOR Telerate"). "Reuters Screen LIBO page" means the display designated as page "LIBO" on the Reuters Monitor Money Rates Service (or such other page as may replace page LIBO on that service for the purpose of displaying London interbank offered rates of major banks).

     "Telerate page 3750" means the display designated as page "3750" on the Telerate Service (or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If neither LIBOR Reuters nor LIBOR Telerate is specified in the applicable supplement, LIBOR will be determined as if LIBOR Telerate had been specified. If fewer than two offered rates appear on the Reuters Screen LIBO page, or if no rate appears on Telerate page 3750, as applicable, LIBOR in respect of such LIBOR interest determination date will be determined as if the parties had specified the rate described below:

     - for a LIBOR interest determination date on which fewer than two offered rates appear on the Reuters Screen LIBO page, as specified above, or on which no rate appears on Telerate page 3750, as specified above, as applicable, LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars having the index maturity designated in the applicable pricing supplement are offered at approximately 11:00 a.m., London time, on that LIBOR interest determination date by four major banks in the London interbank market selected by the calculation agent to prime banks in the London interbank market, commencing on the second London business day immediately following such LIBOR interest determination date and in a principal amount equal to the amount of not less than $1,000,000 that is representative for a single transaction in such market at such time. The calculation agent will request the principal London office of each of the reference banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for that LIBOR interest determination date will be the arithmetic mean of such quotations;

     - if fewer than two quotations are provided as mentioned above, LIBOR for that LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on that LIBOR interest determination date by three major banks in the City of New York selected by the calculation agent for loans in U.S. dollars to leading European banks having the index maturity designated in the pricing supplement, commencing on the second London business day immediately following that LIBOR interest determination date and in a principal amount equal to an amount of not less than $1,000,000 that is representative for a single transaction in that market at that time; or

     - if the banks selected by the calculation agent are not quoting as mentioned above, LIBOR for that LIBOR interest determination date will be the interest rate otherwise in effect on that LIBOR interest determination date.

REDEMPTION

     The member subordinated capital securities will be redeemable at the option of CFC, in whole or in part, at any time after five years at 100% of the principal amount to be redeemed together with accrued interest to the redemption date.

     The holder of member subordinated capital securities may require CFC to repurchase the member subordinated capital securities on the date 44, 59, 69, 79 or 89 years after issuance, at 100% of the principal amount plus accrued interest. To put the security back to CFC, the holder must notify CFC in writing. CFC must receive the notice not less than 30 days and not more than 45 days before the put date. If the put date occurs during a period in which CFC has elected to extend the interest payment period, the repurchase will be delayed until the interest payment extension period has expired. A holder must notify CFC of its intention to put the security back to CFC within the required period before the specified repurchase date, even if an interest payment period extension is in effect. A holder may cancel its put request at any time before the end of the interest payment extension period. The request to cancel the put must be received by CFC, in writing, not less than 30 days nor more than 45 days before the end of the interest payment extension period.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     CFC will have the right from time to time during the term of the member subordinated capital securities to extend the interest payment period to a period not exceeding 10 consecutive semi-annual interest payment periods. During an extension period, interest will continue to accrue, but will not be paid on the regular interest payment date. At the end of an extension period, CFC must pay all interest then accrued and unpaid together with interest thereon at the same rate as specified for the member subordinated capital securities to the extent permitted by applicable law. During an extension period CFC may not declare or pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its members' subordinated certificates, members' equity or patronage capital. Before the end of any extension period, CFC may further extend the interest payment period, but the extension period, together with all previous and further extensions, may not exceed 10 consecutive semi-annual interest payment periods or extend beyond the maturity of the member subordinated capital securities. Upon the termination of an extension period and the payment of all amounts then due, CFC may elect a new extension period, subject to the above requirements.

     CFC will inform the holders of member subordinated capital securities of its intent to extend the interest payment period in writing. The notice will be given not less than 10 days and not more than 30 days before the first interest payment to be postponed. The notice will indicate the length of the extension period or the number of semi-annual interest payments that will be postponed.

ADDITIONAL EVENTS OF DEFAULT

     In addition to the events of default described in the accompanying prospectus, the following will constitute events of default under the indenture with respect to the member subordinated capital securities:

     - payment of interest or principal amortization on members' subordinated certificates during an extension period,

     - payment for the redemption of or liquidation of members' subordinated certificates during an extension period,

     - retirement of patronage capital to members during an extension period, and

     - failure to make payments of interest or principal on the member subordinated capital securities, unless those payments were due during an extension period.

     Because of the terms of the subordination provisions in CFC's members' subordinated certificates, CFC's failure to pay interest on, or principal of, the certificates during an extension period will not be a default under the certificates.

SUBORDINATION

     For the member subordinated capital securities, senior indebtedness will include CFC's quarterly income capital securities.

     The member subordinated capital securities will be senior to member subordinated certificates and unretired patronage capital.

DEFEASANCE

     The provisions described in the accompanying prospectus under the caption "Description of Debt Securities--Defeasance" are applicable to the member subordinated capital securities.

     As set forth in that description, subject to conditions specified in the indenture, the member subordinated capital securities will be deemed paid for and the entire indebtedness of CFC in respect of the securities will be deemed satisfied and discharged if there has been irrevocably deposited with the trustee or any paying agent in trust sufficient cash or specified government securities to fully satisfy all principal of and interest on the securities.

                                 U.S. TAXATION

     This section, which has been prepared by Hunton & Williams, special tax counsel to CFC, is a summary of certain United States federal income tax considerations that may be relevant to prospective purchasers of member subordinated capital securities. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause tax consequences to vary substantially from the consequences described below.

     No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of member subordinated capital securities. The discussion focuses on taxable CFC members that purchase member subordinated capital securities in the initial offering. Each prospective purchaser of member subordinated capital securities should consult its own tax advisor in analyzing the federal, state and local tax consequences of the purchase, ownership or disposition of member subordinated capital securities.

     The holders of member subordinated capital securities generally will include the interest thereon in gross income in accordance with their usual method of tax accounting. However, if CFC elects to defer the payment of interest for one or more periods, as described in "Investment Considerations--CFC Has the Option to Extend the Interest Payment Period," the federal income tax rules governing original issue discount ("OID") will require all such holders, including holders who use the cash method of tax accounting, to accrue income during the extension periods even though they are not receiving payments.

     A holder generally will recognize gain or loss on the sale or retirement of a member subordinated capital security equal to the difference between the amount realized from its sale or retirement, excluding any portion attributable to accrued interest, which is taxable as such, and the holder's tax basis in the member subordinated capital security. The gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the member subordinated capital security for more than one year. The tax basis of a member subordinated capital security generally will equal the amount paid for it, increased by the amount of OID on the member subordinated capital security and decreased by principal payments received on the member subordinated capital security.

                              PLAN OF DISTRIBUTION

     The notes are offered on a continuing basis by CFC on its own behalf directly to its members. CFC will have the sole right to accept offers to purchase members subordinated capital securities and may reject any such offer, in whole or in part.

     Unless otherwise indicated in the pricing supplement, payment of the purchase price of member subordinated capital securities will be required to be made in immediately available funds to CFC.

     CFC may create other series of securities under the indenture. The amount of securities available for sale in the form of member subordinated capital securities will be the total registered less any amount issued under the other series.

                                 LEGAL MATTERS

     Statements as to U.S. taxation in this prospectus supplement under the caption "U.S. Taxation" have been passed upon for CFC by Hunton & Williams, special tax counsel to CFC, and are stated herein on their authority as experts.

                                   PROSPECTUS

                                   [CFC LOGO]

                            National Rural Utilities
                        Cooperative Finance Corporation

                                  $400,000,000
                                Debt Securities

                            ------------------------

We plan to issue from time to time up to $400,000,000 of debt securities. We will provide the specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any supplements carefully.

                            ------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these debt securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

This prospectus may not be used to consummate sales of debt securities unless accompanied by a prospectus supplement.

                            ------------------------

                The date of this prospectus is February 22, 2000

                   WHERE YOU CAN FIND MORE INFORMATION ABOUT
            NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

     National Rural Utilities Cooperative Finance Corporation ("CFC") files annual, quarterly and current reports and other information with the SEC. You may read and copy any document CFC files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. CFC's SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows the incorporation by reference of information filed in other documents into this prospectus, which means that CFC can disclose information important to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. CFC incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

          - Annual Report on Form 10-K for the year ended May 31, 1999;

          - Current Reports on Form 8-K dated June 10, 1999 and October 13,
            1999;

          - Quarterly Reports on Form 10-Q for the quarters ended August 31, 1999 and November 30, 1999.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

         Steven L. Lilly
         Senior Vice President and Chief Financial Officer
         National Rural Utilities Cooperative Finance Corporation
         Woodland Park, 2201 Cooperative Way
         Herndon, VA 20171-3025
         (703) 709-6700

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THE DOCUMENT. WE ARE NOT MAKING AN OFFER OF THESE DEBT SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                                      CFC

     CFC was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in 1969. CFC's principal purpose is to provide its members with a source of financing to supplement the loan program of the Rural Utilities Service ("RUS") (formerly the Rural Electrification Administration) of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organization members to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members, and in addition has provided loans or guarantees through National Cooperative Services Corporation in connection with certain lease transactions of its members. Also, through Rural Telephone Finance Cooperative, a controlled affiliate of CFC established in 1987, CFC provides financing to rural telephone and telecommunications companies and their affiliates. In addition, through Guaranty Funding Cooperative, a controlled affiliate of CFC established in 1991, CFC provides financing for members to refinance their debt to the Federal Financing Bank of the United States Treasury. CFC's offices are located at Woodland Park, 2201 Cooperative Way, Herndon, VA 20171-3025 and its telephone number is (703) 709-6700.

     CFC's 1,057 members as of May 31, 1999 included 908 utility members, virtually all of which are consumer-owned cooperatives, 76 service members and 73 associate members. The utility members included 838 distribution systems and 70 generation and transmission systems operating in 48 states and U.S. territories.

     CFC's long-term loans to rural utility system members generally have 35-year maturities. Loans are made directly to members or in conjunction with concurrent RUS loans. Loans made to members that do not also have RUS loans are generally secured by a mortgage or substantially all the rural utility system member's property, including revenues. Loans made to members that also have RUS loans are generally secured ratably with RUS's loans by a common mortgage on substantially all the rural utility system member's property, including revenues. Interest rates on these loans are either fixed or variable. Fixed rates are offered weekly based on the overall cost of long-term funds and may be obtained for any period from one to 35 years. Variable rates are adjusted monthly in line with changes in the cost of short-term funds.

     CFC makes short-term line-of-credit loans and intermediate-term loans with up to five-year maturities. These loans are made on either a secured or an unsecured basis. Rates on these loans may be adjusted semi-monthly in line with changes in the short-term cost of funds. The intermediate-term loans are generally made to power supply systems in connection with the planning and construction of new generating plants and transmission facilities.

     CFC also makes loans to telecommunication systems through Rural Telephone Finance Cooperative. These loans are long-term fixed or variable rate loans with maturities not exceeding 15 years and short-term loans.

     At November 30, 1999, CFC had a total of $15,195.5 million of loans outstanding and $1,777.9 million of guarantees outstanding.

     CFC's guarantees are senior obligations ranking on a par with its other senior debt. Even if the system defaults in payment of the guaranteed obligations, the debt cannot be accelerated as long as CFC pays the debt service under its guarantee as due. The system is generally obligated to reimburse CFC on demand for amounts paid on the guarantee, and this obligation is usually secured by a mortgage, often joint with RUS, on the system's property or, in the case of a lease transaction, on the leased property. Holders of $933.8 million of the guaranteed pollution control debt at November 30, 1999 had the right at certain times to tender their bonds for remarketing, and, if they cannot otherwise be remarketed, CFC has committed to purchase bonds so tendered.

     By policy, CFC maintains an allowance for loan losses at a level believed to be adequate in relation to the quality and size of its loans and guarantees outstanding. At November 30, 1999, the allowance was $229.6 million. At November 30, 1999, CFC's ten largest borrowers had outstanding loans totaling

$3,053.9 million, which represented approximately 20.0% of CFC's total loans outstanding. As of November 30, 1999, outstanding guarantees for these same ten largest borrowers totaled $548.3 million, which represented 30.8% of CFC's total guarantees outstanding, including guarantees of the maximum amounts of lease obligations at such date. On that date, no member had loans and guarantees outstanding in excess of 10% of the aggregate amount of CFC's outstanding loans and guarantees; however, one of the ten largest borrowers, Deseret Generation & Transmission Co-operative, was operating under a restructuring agreement. At May 31, 1999, loans outstanding to Deseret accounted for 4.2% of total loans outstanding. Guarantees outstanding for Deseret accounted for 4.0% of total guarantees outstanding.

     CFC's fixed charge coverage ratio was as follows for the periods indicated:

SIX MONTHS ENDED
  NOVEMBER 30,                         YEAR ENDED MAY 31,
-----------------       ------------------------------------------------
1999         1998       1999       1998       1997       1996       1995
----         ----       ----       ----       ----       ----       ----
1.12         1.12       1.12       1.12       1.12       1.12       1.13

     Margins used to compute the fixed charge coverage ratio represent net margins before extraordinary loss resulting from redemption premiums on bonds plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.

                                USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement, CFC will add the net proceeds from the sale of the debt securities to the general funds, which will be used to make loans to members, repay short-term borrowings, refinance existing long-term debt and for other corporate purposes. CFC expects to incur additional indebtedness from time to time, the amount and terms of which will depend upon the volume of its business, general market conditions and other factors.

                         SUMMARY FINANCIAL INFORMATION

     The following is a summary of selected financial data for each of the five years ended May 31, 1999.

                                    1999          1998          1997         1996         1995
                                    ----          ----          ----         ----         ----
                                                  (DOLLAR AMOUNTS IN THOUSANDS)
For the year ended May 31:
Operating income...............  $   790,803   $   637,573   $  564,439   $  505,073   $  440,109
                                 ===========   ===========   ==========   ==========   ==========
Operating margin...............  $    74,717   $    54,411   $   51,530   $   46,857   $   41,803
Nonoperating income............        1,722         2,611        3,206        3,764        3,409
Gain on sale of land...........           --         5,194           --           --           --
Extraordinary loss(A)..........           --            --           --       (1,580)          --
                                 -----------   -----------   ----------   ----------   ----------
Net margins....................  $    76,439   $    62,216   $   54,736   $   49,041   $   45,212
                                 ===========   ===========   ==========   ==========   ==========
Fixed charge coverage
  ratio(A).....................         1.12          1.12         1.12         1.12         1.13
                                 ===========   ===========   ==========   ==========   ==========
As of May 31:
Assets.........................  $13,925,252   $10,682,888   $9,057,495   $8,054,089   $7,080,789
                                 ===========   ===========   ==========   ==========   ==========
Long-term debt(B)..............  $ 6,891,122   $ 5,024,621   $3,596,231   $3,682,421   $3,423,031
                                 ===========   ===========   ==========   ==========   ==========
Quarterly income capital
  securities...................  $   400,000   $   200,000   $  125,000   $       --   $       --
                                 ===========   ===========   ==========   ==========   ==========
Members' subordinated
  certificates.................  $ 1,239,816   $ 1,229,166   $1,212,486   $1,207,684   $1,234,715
                                 ===========   ===========   ==========   ==========   ==========
Members' equity................  $   296,481   $   279,278   $  271,594   $  269,641   $  270,221
                                 ===========   ===========   ==========   ==========   ==========
Leverage ratio(C)..............         7.00          6.37         5.84         5.69         5.13
                                 ===========   ===========   ==========   ==========   ==========
Debt to equity ratio(D)........         5.52          4.51         3.97         3.63         3.01
                                 ===========   ===========   ==========   ==========   ==========

---------------
(A) Extraordinary loss for the year ended May 31, 1996 represents premiums in connection with the prepayment of collateral trust bonds. Margins used to compute the fixed charge coverage ratio represent net margins before extraordinary loss plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.

(B) Includes commercial paper reclassified as long-term debt and excludes $983.0 million, $327.3 million, $268.7 million, $351.5 million and $262.7 million in long-term debt that comes due, matures and/or will be redeemed early during fiscal years 2000, 1999, 1998, 1997 and 1996, respectively.

(C) In accordance with CFC's revolving credit agreements, the leverage ratio is calculated by dividing debt and guarantees outstanding, excluding quarterly income capital securities ("QUICS") and debt used to fund loans guaranteed by the U.S. Government, by the total of QUICS, members' subordinated certificates and members' equity.

(D) The debt to equity ratio is calculated by dividing debt outstanding, excluding QUICS and debt used to fund loans guaranteed by RUS, by the total of QUICS, members' subordinated certificates, members' equity and the loan and guarantee loss allowance.

     CFC has had outstanding guarantees for its members' indebtedness in each of the fiscal years shown above. Members' interest expense on such indebtedness was approximately $73.5 million for the year ended May 31, 1999.

     CFC does not have outstanding any common stock and does not pay dividends. Annually CFC allocates its net margin to its members in the form of patronage capital certificates. Under current policies, CFC retires patronage capital certificates 70% during the next fiscal year, and expects to retire the remaining 30% after 15 years. All retirements of patronage capital certificates are subject to approval by the Board of Directors, if permitted by CFC's contractual obligations and to the extent that the Board of Directors in its discretion may determine from time to time that the financial condition of CFC will not be impaired as a result.

                                 CAPITALIZATION

     The following table shows the capitalization of CFC as of November 30, 1999.

                                                              (DOLLARS IN
                                                              THOUSANDS)
Senior debt:
  Short-term debt(A)........................................  $6,389,697
  Long-term debt(A).........................................   6,883,576
                                                              ----------
          Total senior debt(B)..............................  13,273,273
                                                              ----------
Subordinated debt and members' equity:
  Deferrable subordinated debt(C)...........................     400,000
  Members' subordinated certificates(D).....................   1,308,550
  Members' equity(E)........................................     274,538
                                                              ----------
          Total capitalization..............................  $15,256,361
                                                              ==========

------------
(A) At November 30, 1999, CFC short-term indebtedness is used to fund CFC's short-, intermediate- and long-term variable rate loans, as well as its long-term fixed rate loans on a temporary basis. It generally consists of commercial paper with maturities of up to nine months. To support its own commercial paper and its obligations with respect to tax-exempt debt issued on behalf of members, CFC had at November 30, 1999, bank revolving credit agreements providing for borrowings aggregating up to $5,492.5 million. CFC may borrow under the revolving credit agreements only if it continues to meet conditions, including maintenance of members' equity and members' subordinated certificates of at least $1,373.9 million increased each fiscal year by 90% of net margins not distributed to members and an average fixed charge coverage ratio over the six most recent fiscal quarters of at least
    1.025. The revolving credit agreements also require a fixed charge coverage ratio of 1.05 for the preceding fiscal year as a condition to the retirement of patronage capital and prohibit CFC from pledging collateral in excess of 150% of the principal amount of collateral trust bonds outstanding. Commercial paper in the amount of $2,402.5 million, which is supported by a five-year revolving credit agreement, is shown as long-term debt. Long-term debt also includes CFC's outstanding collateral trust bonds and medium-term notes.

(B) At November 30, 1999 CFC had outstanding guarantees of tax-exempt securities issued on be- half of members in the aggregate amount of $1,046.3 million. Guaranteed tax-exempt securities include $933.8 million of long-term adjustable or floating/fixed rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed. At November 30, 1999, CFC had guaranteed its members' obligations in connection with certain lease transactions and other debt in the amount of $731.6 million.

(C) As of November 30, 1999, CFC had issued a total of $400.0 million of deferrable subordinated debt in the form of QUICS. QUICS are subordinate and junior in right of payment to senior indebtedness. CFC has the right at any time and from time to time during the term of the QUICS to defer the payment of interest for up to 20 consecutive quarters.

(D) Subordinated certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC's extension of long-term credit to them. Those issued as a condition of membership, $642.0 million at November 30, 1999, generally mature 100 years from issuance and bear interest at 5% per annum. The others either mature 46 to 50 years from issuance, or mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

(E) CFC allocates its net margins among its members in proportion to interest earned from such members. The current policy of CFC is to return the amounts so allocated to its members 70% in the following year and the remaining 30% after 15 years with due regard for CFC's financial condition. The unretired allocations for fiscal years 1988-1993 are being retired over the 15-year period from 1994 through 2008. The current policy of RTFC is to retire 70% of current year's margins within 8 1/2 months of the end of the fiscal year with the remainder to be retired at the discretion of RTFC's Board of Directors. The current policy of GFC is to retire 100% of current year's margins shortly after the end of the fiscal year.

                           DESCRIPTION OF DEBT SECURITIES

     The following description summarizes the general terms and provisions that may apply to the debt securities. Each prospectus supplement will state the particular terms of the debt securities and the extent, if any, to which the general provisions may apply to the debt securities included in the supplement.

GENERAL

     The debt securities will be issued under an indenture between CFC and Harris Trust and Savings Bank, or other trustee to be named, as trustee, dated as of February 15, 1994. The statements in this prospectus concerning the indenture, one or more supplemental indentures, board resolutions or officer's certificates establishing the debt securities and the debt securities are merely an outline and do not purport to be complete. The forms of the debt securities are filed, or will be filed, as exhibits to the Registration Statement of which this prospectus forms a part, or as an exhibit to a current report on Form 8-K to be incorporated by reference in this prospectus. This description makes use of the terms defined in the indenture and is qualified in its entirety by reference to the indenture. The debt securities will be unsecured and subordinated obligations of CFC.

     Reference is made to the prospectus supplement and pricing supplement relating to any particular issue of offered debt securities for the following terms:

     - the title and the limit on aggregate principal amount of such securities;

     - the date or dates on which the debt securities will mature;

     - the annual rate or rates, which may be fixed or variable, or the method of determining any rate or rates at which the debt securities will bear interest;

     - the date or dates from which the interest shall accrue and the date or dates at which interest will be payable;

     - the place where payments may be made on the debt securities;

     - any redemption or sinking fund terms;

     - the denominations in which the debt securities will be issuable, if other than $1,000 and any integral multiple thereof;

     - if the amount payable in respect of principal of or any premium or interest on any of such debt securities may be determined with reference to an index or other fact or event ascertainable outside the indenture, the manner in which the amounts will be determined;

     - if other than the currency of the United States, the currency or currencies, including composite currencies in which the principal of and premium and interest on any debt securities will be payable;

     - if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon declaration of acceleration of the maturity;

     - if the principal of or premium or interest on the debt securities are to be payable in securities or other property, the type and amount of securities or other property, or the method of determining the amount, and the terms and conditions of the election;

     - the terms, if any, on which debt securities may be converted into or exchanged for securities of CFC or any other person;

     - the obligations or instruments, if any, considered eligible obligations in respect of debt securities denominated in a currency other than dollars or in a composite currency, and any additional or alternative provisions for the reinstatement of CFC's indebtedness in respect of the debt securities after their satisfaction and discharge;

     - whether the debt securities will be issued as registered securities, in a form registered as to principal only with or without coupons, or as bearer securities including temporary and definitive global form, or any combination thereof and applicable exchange provisions;

     - any limitations on the rights of the holders of debt securities to transfer or exchange or to obtain the registration of transfer of debt securities, and the amount or terms of a service charge if any for the registration of transfer or exchange of debt securities;

     - any changes to the events of default or covenants described in this prospectus; and

     - any other terms of the debt securities, not inconsistent with the provisions of the Indenture. (Section 301)

     Debt securities may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any debt securities denominated in a currency or currency unit other than dollars may be described in the applicable prospectus supplement.

     Except as otherwise described in the prospectus supplement, the covenants contained in the indenture would not afford holders of debt securities protection in the event of a highly-leveraged transaction involving CFC.

SUBORDINATION

     The debt securities will be subordinate and junior in right of payment to all senior indebtedness of CFC.

     No payment of principal of, including redemption and sinking fund payments, or premium or interest on, the debt securities may be made if any senior indebtedness is not paid when due, or a default has occurred with respect to the senior indebtedness permitting the holders to accelerate its maturity and the default has not been cured or waived and has not ceased to exist. Upon any acceleration of the principal amount due on the debt securities or any distribution of assets of CFC to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and premium, if any, and interest due or to become due on, all senior indebtedness must be paid in full before the holders of the debt securities are entitled to receive or retain any payment. The holders of the debt securities will be subrogated to the rights of the holders of senior indebtedness to receive payments or distributions until all amounts owing on the debt securities are paid in full. (Article 15)

     The term "senior indebtedness" is defined in the indenture to mean

     - all indebtedness heretofore or hereafter incurred by CFC for money borrowed unless by its terms it is provided that such indebtedness is not senior indebtedness,

     - all other indebtedness hereafter incurred by the CFC which by its terms provides that such indebtedness is senior indebtedness,

     - all guarantees, endorsements and other contingent obligations in respect of, or obligations to purchase or otherwise acquire or service, indebtedness or obligations of others, and

     - any amendments, modifications, deferrals, renewals or extensions of any such senior indebtedness heretofore or hereafter issued in evidence of or exchange of such senior indebtedness.

     The indenture does not limit the aggregate amount of senior indebtedness that CFC may issue. As of May 31, 1999, outstanding senior indebtedness of CFC aggregated approximately $13.5 billion, including contingent guarantees of $1.7 billion.

FORM, EXCHANGE AND TRANSFER

     Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issuable only in fully registered form without coupons and in denominations of $1,000 and any integral multiple of $1,000. (Sections 201 and 302)

     At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities, debt securities of any series will be exchangeable for other debt securities of the same series, of any authorized denomination and of like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the indenture and the limitations applicable to global securities, debt securities may be presented for exchange as provided above or for registration of transfer, duly endorsed or accompanied by a duly executed instrument of transfer, at the office of the security registrar or at the office of any transfer agent designated by CFC for such purpose. CFC may designate itself the security registrar. No service charge will be made for any registration of transfer or exchange of debt securities, but CFC may require payment of a sum sufficient to cover any applicable tax or other governmental charge. The transfer or exchange will be effected upon the security registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity or the person making the request. (Section 305) Any transfer agent in addition to the security registrar initially designated by CFC for any debt securities will be named in the applicable prospectus supplement. CFC may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but CFC will be required to maintain a transfer agent in each place of payment for the debt securities of each series. (Section 602)

     CFC will not be required to issue, register the transfer of, or exchange any debt security or any tranche thereof during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such debt security called for redemption and ending at the close of business on the day of such mailing. CFC will not be required to register the transfer of or exchange any debt security so selected for redemption, in whole or in part, except the unredeemed portion of any such debt security being redeemed in part. (Section 305)

PAYMENT AND PAYING AGENTS

     Unless otherwise specified in an applicable prospectus supplement or pricing supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name such debt security or one or more predecessor securities is registered at the close of business on the regular record date for the payment. (Section 307)

     Unless otherwise indicated in the applicable prospectus supplement or pricing supplement, principal of and any premium and interest on the debt securities of a particular series will be payable at the office of paying agents CFC may designate from time to time. Unless otherwise indicated in the applicable prospectus supplement or pricing supplement, Harris Trust Company of New York in New York City, an affiliate of the trustee, will be designated as CFC's sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by CFC for the debt securities of a particular series will be named in the applicable prospectus supplement or pricing supplement. CFC may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but CFC will be required to maintain a paying agent in each place of payment for the debt securities of a particular series. (Section 602)

     All moneys paid by CFC to a paying agent for the payment of the principal, premium or interest on any debt security that remains unclaimed at the end of two years after becoming due and payable will be repaid to CFC. After that time, the holder of the debt security will, as an unsecured general creditor, look only to CFC for payment out of those repaid amounts. (Section 603)

REDEMPTION

     Any terms for the optional or mandatory redemption of debt securities will be set forth in the applicable prospectus supplement or a pricing supplement. Unless otherwise provided in the applicable prospectus supplement with respect to debt securities that are redeemable at the option of the holder, debt securities will be redeemable only upon notice by mail not less than 30 nor more than 60 days prior to the date fixed for redemption. If less than all the debt securities of a series or tranche are to be redeemed, the particular debt securities to be redeemed will be selected by a method of random selection that the security registrar deems fair and appropriate. (Section 403 and 404)

     Any notice of redemption at the option of CFC may state that the redemption will be conditional upon receipt by the paying agent or agents, on or prior to the dated fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest, if any, on such debt securities. The notice may also state that if the money has not been received, the notice will be of no force and effect and CFC will not be required to redeem such debt securities. (Section
404)

CONSOLIDATION, MERGER, AND SALE OF ASSETS

     CFC may not consolidate with or merge into any other corporation or transfer its assets substantially as an entirety to any person unless

     - the successor is a corporation organized under the laws of any domestic jurisdiction;

     - the successor corporation assumes CFC's obligations on the debt securities and under the Indenture;

     - immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time, or both, would become an event of default, has occurred and is continuing; and

     - CFC delivers to the trustee an officer's certificate and an opinion of counsel as provided in the indenture. (Section 1101)

EVENTS OF DEFAULT

     Each of the following will constitute an event of default under the indenture with respect to debt securities of any series:

     - failure to pay interest on any debt securities for 60 days after the security becomes due and payable;

     - failure to pay principal or premium, if any, on any debt security within three business days after the security becomes due and payable;

     - failure to perform or breach of any other covenant or warranty in the indenture that continues for 60 days after written notice to CFC from the trustee, or holders of at least 33% in principal amount of the debt securities of the series;

     - certain events of bankruptcy, insolvency or reorganization; and

     - such other events as may be specified for each series.

     No event of default with respect to one series of debt securities necessarily constitutes an event of default with respect to another series debt securities.

     If an event of default with respect to any series of debt securities occurs and is continuing, either the trustee or the holders of not less than 33% in principal amount of the outstanding debt securities of the series may declare the principal amount, or if the debt securities are discount notes or similar debt securities, the portion of the principal amount specified by the terms of the debt securities, of all of the debt securities of that series to be due and payable immediately. However, if an event of default occurs and is continuing with respect to more than one series of debt securities, the trustee or the holders of not less than 33% in aggregate principal amount of the outstanding debt securities of series, considered as one class, may make the declaration of acceleration and not the holders of the debt securities of any one series.

     At any time after a declaration of acceleration with respect to the debt securities of any series and before a judgment or decree for payment of the money due has been obtained, the events of default giving rise to the declaration of acceleration will be deemed waived, and the declaration and its consequences will be deemed rescinded and annulled, if

     - CFC has paid or deposited with the trustee a sum sufficient to pay:

        - all overdue interest on all debt securities of such series;

        - the principal of and premium, if any, on any debt securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such debt securities;

        - interest upon overdue interest at the rate or rates prescribed therefor in such debt securities, to the extent that payment of such interest is lawful; and

        - all amounts due to the trustee under the indenture; and

     - any other events of default with respect to the debt securities of such series, other than the nonpayment of the principal of the debt securities of such series which has become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. (Section 802)

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable indemnity. (Section 903) Subject to the provisions for the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section
812)

     No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless

     - the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the series,

     - the holders of not less than 33 1/3% in aggregate principal amount of the outstanding debt securities of the series have made written request to the trustee, and the holder or holders have offered reasonable indemnity to the trustee to institute the proceeding as trustee and

     - the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with the request, within 60 days after the notice, request and offer. (Section
       807)

However, these limitations do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of or any premium or interest on the debt security on or after the applicable due date specified in the debt security. (Section 808)

     CFC will be required to furnish to the trustee annually a statement by an appropriate officer as to the officer's knowledge of CFC's compliance with all conditions and covenants under the indenture, determined without regard to any period of grace or requirement of notice under the indenture. (Section 605)

MODIFICATION AND WAIVER

     Without the consent of any holder of debt securities, CFC and the trustee may enter into one or more supplemental indentures for any of the following purposes:

     - to evidence the assumption by any permitted successor to CFC of the covenants of CFC in the indenture and the debt securities,

     - to add one or more covenants of CFC or other provisions for the benefit of the holders of all or any series of outstanding debt securities or to surrender any right or power conferred upon CFC by the indenture,

     - to add any additional events of default with respect to all or any series of outstanding debt securities,

     - to change or eliminate any provision of the indenture or to add any new provision to the indenture, but if the change, elimination or addition will adversely affect the interests of the holders of debt securities of any series in any material respect, the change, elimination or addition will not become effective with respect to the series,

     - to provide collateral security for the debt securities,

     - to establish the form or terms of debt securities of any series as permitted by the indenture,

     - to provide for the acceptance of appointment of a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as necessary or to facilitate the administration of the trusts under the indenture by more than one trustee,

     - to provide for the procedures required to permit the utilization of a noncertificated system of registration for any series of debt securities,

     - to change any place where

        - the principal of and premium, if any, and interest, if any, on any debt securities is payable,

        - any debt securities may be surrendered for registration of transfer or exchange and

        - notices and demands to or upon CFC in respect of debt securities and the indenture may be served,

     - to cure any ambiguity or inconsistency or to make or change any other provisions with respect to matters and questions arising under the indenture, so long as the changes or additions will not adversely affect the interests of the holders of debt securities of any series in any material respect. (Section 1201)

     The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may waive compliance by CFC with certain restrictive provisions of the indenture. (Section 606) The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture, except a default in the payment of principal, premium or interest and other covenants and provisions of the indenture that can be modified or be amended only with the consent of the holder of each outstanding debt security of the series affected. (Section 813)

     If the Trust Indenture Act of 1939, as amended, is amended after the date of the indenture to require changes to the indenture or the incorporation of additional provisions or to permit changes to, or the elimination of, provisions which, at the date of the indenture were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed amended so as to conform to the amendment or to effect the changes or elimination. CFC and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence or effect the amendment. (Section 1201)

     Except as provided above, the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of all series then outstanding, considered as one class, is required to add any provisions to, or change in any manner, or eliminate any of the provisions of, the indenture. However, if less than all of the series of debt securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of outstanding debt securities of all series so directly affected, considered as one class, will be required. If the debt securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the holders of one or more, but less than all, tranches, the consent only of the holders of a majority in aggregate principal amount of the outstanding debt securities of all tranches directly affected, considered as one class, will be required. However, no amendment or modification may

     - change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount or the rate of interest or the amount of any installment of interest or change the method of calculating such rate or reduce any premium payable upon the redemption thereof, or reduce the amount of the principal of any discount security that would be due and payable upon a declaration of acceleration of maturity or change the coin or currency or other property in which any debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any debt security or, in the case of redemption, on or after the redemption date without, in any such case, the consent of the holder of the debt security,

     - reduce the percentage in principal amount of the outstanding debt securities of any series, or any tranche, the consent of the holders of which is required for any supplemental indenture, or the consent of the holders of which is required for any waiver of compliance with any provision of the indenture or any default and its consequences, or reduce the requirements for quorum or voting, without, in any such case, the consent of the holder of each outstanding debt security of the series or tranche, or

     - modify certain of the provisions of the indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the debt securities of any series, or any tranche, without the consent of the holder of each outstanding debt security affected.

A supplemental indenture that changes or eliminates any provision of the indenture expressly included solely for the benefit of a particular series of debt securities or tranches, or modifies the rights of the holders of debt securities of the series or tranches with respect to the provision, will be deemed not to affect the rights under the indenture of the holders of the debt securities of any other series or tranche. (Section 1202)

     The indenture provides that in determining whether the holders of the requisite principal amount of the outstanding debt securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date,

     - debt securities owned by CFC or any other obligor upon the securities or any affiliate of CFC or of the other obligor unless CFC, the affiliate or obligor owns all securities outstanding under the indenture, or all outstanding securities of each the series and the tranche, as the case may be, determined without regard to this bullet point shall be disregarded and deemed not outstanding;

     - the principal amount of a discount security deemed outstanding shall be the amount of the principal that would be due and payable as of the date of determination upon a declaration of acceleration of the maturity as provided in the indenture; and

     - the principal amount of a debt security denominated in foreign currencies or a composite currency deemed outstanding will be the dollar equivalent, determined as of that date in the manner prescribed for that debt security, of the principal amount of that debt security, or, in the case of a debt security described in the second bullet point above, of the amount described in that bullet point. (Section 101)

     If CFC solicits from holders any request, demand, authorization, direction, notice, consent, election, waiver or other act, CFC may, at its option, by board resolution, fix in advance a record date for the determination of holders entitled to give such request, demand, authorization, direction, notice, consent, election, waiver or other act, but CFC shall have no obligation to do so. If a record date is fixed, the request, demand, authorization, direction, notice, consent, election, waiver or other act may be given before or after the record date, but only the holders of record at the close of business on the record date shall be deemed holders for the purposes of determining whether holders of the requisite proportion of the outstanding securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other act, and for that purpose the outstanding securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder shall bind every future holder of the same security and the holder of every security issued upon the registration of transfer or in exchange or in lieu of the security in respect of anything done, omitted or suffered to be done by the trustee or CFC in reliance thereon, whether or not notation is made upon security. (Section 104)

DEFEASANCE

     Unless otherwise indicated in the applicable prospectus supplement or pricing supplement, any debt security, or any portion of the principal amount, will be deemed paid for purposes of the indenture, and, at CFC's election, the entire indebtedness of CFC in respect thereof will be deemed satisfied and discharged, if there has been irrevocably deposited with the trustee or any paying agent other than CFC in trust any of the following in an amount sufficient to pay when due the principal of and premium, if any, and interest, if any, due and to become due on the debt securities or portions thereof:

     - money;

     - eligible obligations;

     - a combination of the above bullet points. (Section 701)

For this purpose, unless otherwise indicated in the applicable prospectus supplement or pricing supplement, eligible obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States, entitled to the benefit of its full faith and credit, and certificates, depositary receipts or other instruments which evidence a direct ownership interest in those obligations or in any specific interest or principal payments due on them, in each case which do not contain provisions permitting the redemption or other prepayment at the option of the issuer. Among the conditions to CFC's making the election to have its entire indebtedness deemed satisfied and discharged, CFC is required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes and that the holders will be subject to United States federal income tax in the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred.

TITLE

     CFC, the trustee and any agent of CFC or the trustee may treat the person in whose name a debt security is registered as the absolute owner, whether or not the debt security may be overdue, for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 112)

THE TRUSTEE

     Harris Trust and Savings Bank, Chicago, Illinois is the trustee.

GLOBAL SECURITIES

     The Depository Trust Company ("DTC") may act as securities depository for some or all of the debt securities of any series. These debt securities will be issued in fully-registered form in the name of Cede & Co. (DTC's partnership nominee). One or more fully-registered certificates will be issued as global securities for the debt securities in the aggregate principal amount of the debt securities, and will be deposited with, or held for the benefit of, DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     Purchases of the debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of the debt securities ("Beneficial Owner") is in turn to be recorded on the participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

     To facilitate subsequent transfers, all the debt securities deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC's records reflect only the identity of the direct participants to whose accounts such debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the debt securities. Under its usual procedures, DTC would mail an omnibus proxy to CFC as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal and interest payments on the debt securities will be made to DTC. DTC's practice is to credit direct participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of DTC, CFC or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of CFC or the Trustee, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursements of such payments to the beneficial owners shall be the responsibility of participants.

     DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to CFC or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, the debt securities certificates are required to be printed and delivered.

     CFC may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, the debt securities certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that CFC believes to be reliable (including DTC), but CFC takes no responsibility for the accuracy thereof. According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     Neither CFC, the Trustee nor any underwriter will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any participant with respect to any ownership interest in the debt securities, or payments to, or the providing of notice for, participants or beneficial owners.

                              PLAN OF DISTRIBUTION

     Debt securities of any series may be purchased to be reoffered to the public through underwriting syndicates led by Lehman Brothers Inc. or other underwriters. The underwriters with respect to an underwritten offering of debt securities will be named in the prospectus supplement relating to the offering. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase debt securities will be subject to conditions precedent and each of the underwriters with respect to a sale of debt securities will be obligated to purchase all of its debt securities if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers set forth in the prospectus supplement may be changed from time to time.

     The place and time of delivery for the offered debt securities in respect of which this prospectus is delivered will be set forth in the prospectus supplement.

     Certain of the underwriters and their associates may engage in transactions with and perform services for CFC in the ordinary course of business.

     In connection with an offering of debt securities, the underwriters may purchase and sell debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of debt securities, and short positions created by the underwriters involve the sale by the underwriters of a greater aggregate principal amount of debt securities than they are required to purchase from CFC. The underwriters may also impose a penalty bid, under which selling concessions allowed to broker-dealers in respect of the debt securities sold in the offering may be reclaimed by the underwriters if those debt securities are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

                                 LEGAL OPINIONS

     The validity of the debt securities offered hereby will be passed upon for CFC by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York, and for the underwriters, if any, by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

                                    EXPERTS

     The audited financial statements included in CFC's Annual Report on Form 10-K for the year ended May 31, 1999, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                   [CFC LOGO]

                            NATIONAL RURAL UTILITIES
                        COOPERATIVE FINANCE CORPORATION

                                  $400,000,000

           MEMBER SUBORDINATED CAPITAL SECURITIES

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                                  May 2, 2000
                          ---------------------------